UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

Perfect World Plaza, Building 306, 86 Beiyuan Road

Chaoyang District, Beijing 100101

People’s Republic of China

(86 10) 5780-5700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

	By:	/s/ Kelvin Wing Kee Lau
	Name:	Kelvin Wing Kee Lau
	Title:	Chief Financial Officer

Date: November 22, 2011

2

EXHIBIT INDEX

Page

Exhibit 99.1 – Press release	- 1 -

3

Exhibit 99.1

PERFECT WORLD ANNOUNCES THIRD QUARTER 2011 UNAUDITED FINANCIAL RESULTS

(Beijing, China – November 21, 2011) — Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced its unaudited financial results for the third quarter ended September 30, 2011.

Third Quarter 2011 Highlights1

•	Total revenues were RMB708.9 million (USD111.2 million), as compared to RMB779.6 million in 2Q11 and RMB579.2 million in 3Q10.

•	Gross profit was RMB587.7 million (USD92.1 million), as compared to RMB665.9 million in 2Q11 and RMB486.9 million in 3Q10.

•

Operating profit was RMB193.9 million (USD30.4 million), as compared to RMB320.4 million in 2Q11 and RMB193.5 million in 3Q10. Non-GAAP operating profit[2] was RMB221.3 million (USD34.7 million), as compared to RMB348.0 million in 2Q11 and RMB219.0 million in 3Q10.

•

Income tax expense was RMB78.8 million (USD12.4 million), as compared to RMB38.6 million in 2Q11 and RMB17.3 million in 3Q10. An additional withholding tax was accrued as of September 30, 2011 as a result of the change in the Company’s dividend policy to reflect the Company’s intention to distribute part of the earnings of the Company’s wholly-owned PRC subsidiaries to its shareholders from time to time.

•

Net income attributable to the Company’s shareholders was RMB143.6 million (USD22.5 million), as compared to RMB316.6 million in 2Q11 and RMB213.7 million in 3Q10. Non-GAAP net income attributable to the Company’s shareholders[2] was RMB171.1 million (USD26.8 million), as compared to RMB344.3 million in 2Q11 and RMB239.2 million 3Q10.

•

Basic and diluted earnings per American Depositary Share (“ADS”)[3] were RMB2.96 (USD0.46) and RMB2.83 (USD0.44), respectively, as compared to RMB6.30 and RMB5.98, respectively, in 2Q11, and RMB4.27 and RMB4.05, respectively, in 3Q10. Non-GAAP basic and diluted earnings per ADS[2] were RMB3.53 (USD0.55) and RMB3.37 (USD0.53), respectively, as compared to RMB6.86 and RMB6.50, respectively, in 2Q11, and RMB4.77 and RMB4.53, respectively, in 3Q10.

[1]

The U.S. dollar (USD) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into USD in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per USD as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2011, which was RMB6.3780 to USD1.00. The percentages stated in this press release are calculated based on the RMB amounts.

[2]

As used in this press release, non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS are defined to exclude share-based compensation charge from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively. See “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

[3]	Each ADS represents five ordinary shares.

•	Launched unlimited closed beta testing for “Heaven Sword and Dragon Saber” on August 18, 2011.

•	Acquired Cryptic Studios, Inc. (“Cryptic Studios”), a reputable online game company based in the U.S.

•

Entered into a definitive agreement to invest in a venture capital fund (the “Fund”), which will primarily focus on investing in companies with high-growth potential in the technology, media and telecommunications (“TMT”) sector.

Mr. Michael Chi, Chairman and Chief Executive Officer of Perfect World, said, “Our third quarter results fell within our updated guidance, which we adjusted earlier in order to account for our decision to slow down in-game promotional activities for some of our existing games in the third quarter. While focusing on further enhancing the content of our portfolio is necessary for our healthy long-term growth, this decision did slow our revenues for the third quarter on a sequential basis. But our third quarter results still represent solid year-over-year revenue growth of 22.4%. As we have stated before, quarterly fluctuation is a natural part of our product cycle. This repeated cycle of enhancing game content followed by in-game promotions helps lengthen the life cycle of our games and proves to be beneficial to our growth in the long term. With continued additions and enhancements to our portfolio, we are optimistic about our performance over the long run. We believe investors will clearly see the strength of our business by looking at our ongoing performance on a longer-term basis.”

“Our long-term prospects remain encouraging, supported by our diversified portfolio and strong pipeline. During the third quarter, we further expanded our rich portfolio by launching unlimited closed beta testing for our first 2D martial arts MMORPG, ‘Heaven Sword and Dragon Saber.’ We also continued to invigorate our existing games by releasing a number of expansion packs and providing content updates. We are also excited about the attractive projects in our deep and diverse pipeline, including the highly anticipated titles ‘Swordsman Online’ and ‘Saint Seiya Online.’ Currently, we are simultaneously developing a robust line-up of games across a wide spectrum of different genres and types, including MMORPGs, web games and social networking games. With our renowned R&D and innovation capabilities, we will continue to take advantage of our proprietary technology, specialized production studios and global talent pool to build more hit titles that span different market segments.”

“Globalization of our brand and signature game titles remains one of our key strategies and we continue to make great progress overseas. During the quarter, we completed the acquisition of Cryptic Studios, a reputable online game company based in the U.S., which added additional attractive game titles such as ‘Champions Online,’ ‘Star Trek Online,’ ‘Neverwinter’ and other projects to our robust portfolio and pipeline. This strategic acquisition will help us further penetrate into the U.S. and European markets and further strengthen our well-established R&D and operational capabilities globally. In addition, we recently formed a strategic alliance with Nexon Korea Corporation (‘Nexon’), a leading global online entertainment company, to jointly establish a new company in Korea. We expect this strategic alliance to help us further expand our global user base and provide enhanced services to our players in the Korean market.”

“Recently, we signed an agreement to invest in a venture capital fund over a nine-year period as a limited partner. The Fund will be managed by experienced general partners and primarily focus on investing in companies with high-growth potential in the TMT sector. We expect to leverage our extensive industry knowledge and our own growth experience to better analyze and capture the significant market opportunities. We are also excited about the potential synergies we can achieve with our portfolio companies through potential investments and cooperation, which we believe will help us further build up our user base and strengthen our online platform.”

“Looking ahead, with our well-established R&D capabilities, extensive global operating network, and strong and diversified portfolio and pipeline, we are confident that we have the necessary resources and are well-positioned to achieve sustainable long-term growth for our company. We remain confident that our performance will continue to create additional value for our shareholders over the long run.”

Mr. Kelvin Lau, Chief Financial Officer of Perfect World, added, “Our third quarter results fell within our adjusted guidance. Our top line bore some pressure as we slowed down in-game monetization activities for some of our existing games. This, coupled with higher expenses in support of our long-term growth, caused a temporary drop in our margins. During the quarter, we completed the acquisition of Cryptic Studios. In addition, we launched unlimited closed beta testing for our new game, ‘Heaven Sword and Dragon Saber,’ and released a series of expansion packs for our existing games in the second half of 3Q11, which resulted in higher advertising and promotional expenses. Such activities caused our expenses to temporarily outgrow revenues, but we believe they are necessary and beneficial to our long-term sustainable growth.”

“Despite the third quarter pressure, we continued to excel in our overseas business. We remain number one in the overseas market among Chinese online gaming companies, with over one-fourth of our total revenues generated from our overseas operations and overseas licensing activities, and a geographic coverage of over 100 countries and regions worldwide. In the third quarter, through our U.S. and European subsidiaries, we successfully launched German and French versions of ‘Perfect World International’ in Europe, as well as ‘Rusty Hearts’ in North America and Europe. In addition, we recently launched ‘Empire of the Immortals’ in Japan through our wholly-owned subsidiary in Japan. Our overseas licensing activities also continued at a stable pace, as we signed a number of licensing agreements and launched several games in various markets abroad through our overseas partners during the quarter. In addition, we further expanded our reach to more countries, including Australia and New Zealand.”

“We remain highly confident in our outlook, and as such, continued to execute our USD100 million share repurchase program. As of November 21, 2011, we have repurchased an aggregate of 4,366,549 ADSs on the open market. We expect to continue to implement this share repurchase program in a manner consistent with market conditions and the interests of our shareholders.”

“An important part of our commitment is to bring value to our shareholders. As such, the Management recently proposed a change in the Company’s dividend policy to reflect the Company’s intention to distribute part of the earnings of our wholly-owned PRC subsidiaries to our shareholders from time to time. Such change of dividend policy has been discussed and approved by the board of directors. Therefore, a withholding tax of RMB68.3 million (USD10.7 million) was accrued and recorded as deferred tax liabilities as of September 30, 2011 according to U.S. GAAP and a tax arrangement between Mainland China and Hong Kong. The eventual declaration and distribution of dividends are subject to further approval by the board of directors.”

Third Quarter 2011 Financial Results

Total Revenues

Total revenues were RMB708.9 million (USD111.2 million) in 3Q11, as compared to RMB779.6 million in 2Q11 and RMB579.2 million in 3Q10.

Online game operation revenues, which include both domestic and overseas online game operations, were RMB643.2 million (USD100.9 million) in 3Q11, as compared to RMB712.1 million in 2Q11 and RMB527.1 million in 3Q10. The sequential decrease in online game operation revenues from 2Q11 was primarily due to the Company’s decision to slow down in-game promotional activities for some existing games in the third quarter in order to further enhance the content of the Company’s portfolio and lengthen the life cycle of its existing games.

The aggregate average concurrent users (ACU) for games under operation in mainland China was approximately 828,000 in 3Q11, as compared to 890,000 in 2Q11 and 733,000 in 3Q10. The decrease from 2Q11 was mainly due to adverse seasonality factors affecting user traffic and the Company’s enhanced anti-cheating efforts in 3Q11.

Licensing revenues were RMB55.8 million (USD8.7 million) in 3Q11, as compared to RMB61.8 million in 2Q11 and RMB48.6 million in 3Q10. The decrease from 2Q11 was mainly attributable to lower usage-based royalty fees due to adverse seasonality in certain overseas markets, and a decrease in initial license fees as the Company did not have as many new launches in overseas markets as in 2Q11.

Other revenues were RMB9.9 million (USD1.6 million) in 3Q11, as compared to RMB5.6 million in 2Q11 and RMB3.6 million in 3Q10. The increase from 2Q11 was mainly attributable to revenues generated from the Company’s developments of some SNS games.

Cost of Revenues

The cost of revenues was RMB121.2 million (USD19.0 million) in 3Q11, as compared to RMB113.7 million in 2Q11 and RMB92.4 million in 3Q10. The increase from 2Q11 was mainly a result of the consolidation of Cryptic Studios.

Gross Profit and Gross Margin

Gross profit was RMB587.7 million (USD92.1 million) in 3Q11, as compared to RMB665.9 million in 2Q11 and RMB486.9 million in 3Q10. Gross margin was 82.9% in 3Q11, as compared to 85.4% in 2Q11 and 84.0% in 3Q10.

Operating Expenses

Operating expenses were RMB393.9 million (USD61.8 million) in 3Q11, as compared to RMB345.5 million in 2Q11 and RMB293.4 million in 3Q10. The increase in operating expenses from 2Q11 was due to higher R&D expenses, sales and marketing expenses, and general and administrative expenses in 3Q11.

R&D expenses were RMB170.6 million (USD26.8 million) in 3Q11, as compared to RMB161.0 million in 2Q11 and RMB113.8 million in 3Q10. The increase from 2Q11 was primarily a result of the consolidation of Cryptic Studios.

Sales and marketing expenses were RMB146.7 million (USD23.0 million) in 3Q11, as compared to RMB121.4 million in 2Q11 and RMB122.2 million in 3Q10. The increase from 2Q11 was largely attributable to higher advertising and promotional expenses associated with a series of expansion packs mostly released in the second half of 3Q11 for the Company’s existing games, as well as the recently launched unlimited closed beta testing for the Company’s new game “Heaven Sword and Dragon Saber.” The increase is also a result of the consolidation of Cryptic Studios and higher expenses related to attending a nationwide industrial exhibition in 3Q11.

General and administrative expenses were RMB76.5 million (USD12.0 million) in 3Q11, as compared to RMB63.1 million in 2Q11 and RMB57.3 million in 3Q10. The increase from 2Q11 was mainly a result of the consolidation of Cryptic Studios and an increase in professional service expenses.

Operating Profit

Operating profit was RMB193.9 million (USD30.4 million) in 3Q11, as compared to RMB320.4 million in 2Q11 and RMB193.5 million in 3Q10. Non-GAAP operating profit was RMB221.3 million (USD34.7 million) in 3Q11, as compared to RMB348.0 million in 2Q11 and RMB219.0 million in 3Q10.

Income Tax Expense

Income tax expense was RMB78.8 million (USD12.4 million) in 3Q11, as compared to RMB38.6 million in 2Q11 and RMB17.3 million in 3Q10. The board of directors recently approved a change in the Company’s dividend policy to reflect the Company’s intention to distribute part of the earnings of the Company’s PRC subsidiaries to Perfect Online Holding Ltd., the Company’s wholly-owned subsidiary in Hong Kong, from time to time, for eventual dividend payments to the Company’s shareholders. Under U.S. GAAP, all undistributed earnings in these PRC subsidiaries are presumed to be transferred to the parent company and are subject to PRC withholding tax, unless sufficient evidence shows that the subsidiary has invested or will invest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free liquidation. As such, a withholding tax of RMB68.3 million (USD10.7 million) was accrued and recorded as deferred tax liabilities as of September 30, 2011. The eventual declaration and distribution of dividends are subject to further approval by the board of directors.

Net Income Attributable to the Company’s Shareholders

Net income attributable to the Company’s shareholders was RMB143.6 million (USD22.5 million) in 3Q11, as compared to RMB316.6 million in 2Q11 and RMB213.7 million in 3Q10. Non-GAAP net income attributable to the Company’s shareholders was RMB171.1 million (USD26.8 million) in 3Q11, as compared to RMB344.3 million in 2Q11 and RMB239.2 million in 3Q10.

Basic and diluted earnings per ADS were RMB2.96 (USD0.46) and RMB2.83 (USD0.44), respectively, in 3Q11, as compared to RMB6.30 and RMB5.98, respectively, in 2Q11, and RMB4.27 and RMB4.05, respectively, in 3Q10. Non-GAAP basic and diluted earnings per ADS were RMB3.53 (USD0.55) and RMB3.37 (USD0.53), respectively, in 3Q11, as compared to RMB6.86 and RMB6.50, respectively, in 2Q11, and RMB4.77 and RMB4.53, respectively, in 3Q10.

Cash and Cash Equivalents

As of September 30, 2011, the Company had RMB1.6 billion (USD253.8 million) of cash and cash equivalents, as compared to RMB1.7 billion as of June 30, 2011. The decrease was mainly due to investment made in Cryptic Studios and the payment made for the repurchase of the Company’s ADSs from the open market, partially offset by the net cash inflow generated from the Company’s online game operations and the proceeds from the divesture of the Company’s film business.

Completion of the Divesture of Film Business

On August 3, 2011, Perfect World announced that it has entered into a definitive agreement to sell Perfect World (Beijing) Pictures Co., Ltd., the entity that operates Perfect World’s film business, to Beijing Ever Joy Pictures Co., Ltd., which is majority-owned by Michael Yufeng Chi, Perfect World’s Chairman and Chief Executive Officer, for a total consideration of RMB360.0 million.

As of September 30, 2011, the Company has completed this transaction with all consideration received in cash and recorded the related gain in the “additional paid-in capital” account in the consolidated balance sheet according to U.S. GAAP as applicable to common control transactions. The divesture of film business is expected to sharpen Perfect World’s focus on its core online game development and operation business and maximize shareholder value over time.

Recent Development

Strategic Alliance with Nexon Korea Corporation

In November 2011, Perfect World and Nexon Korea Corporation, a leading global online entertainment company and publisher of microtransaction-based massively multiplayer online games (“MMOGs”), announced that they have jointly established a new company in Korea to manage and operate online games in Korea. This strategic alliance is expected to help Perfect World further expand its user base and provide enhanced quality services to local players in the Korean market.

ADS Repurchase

In March 2011, the Company’s Board authorized an ADS repurchase program to repurchase up to USD100 million of the Company’s ADSs from March 2011 to March 2012. As of November 21, 2011, the Company had repurchased an aggregate of 4,366,549 ADSs on the open market under this repurchase program.

Business Outlook

Based on the Company’s current operations, total revenues for the fourth quarter of 2011 are expected to be between RMB695 million and RMB737 million, representing a range similar to the revenues in the third quarter of 2011, but still an increase of 18% to 26% on a year-over-year basis. As part of the normal product cycle, the Company plans to continue to focus on further enhancing the content of the Company’s portfolio and decelerate in-game promotional activities for some of its existing games in the fourth quarter in order to lengthen the life cycle of existing games and maintain long-term sustainable growth. Furthermore, as a result of the Company’s efforts to further fine-tune the game and time promotional activities for the best market conditions, the full-scale open beta testing of “Heaven Sword and Dragon Saber” is scheduled to early next year. As such, “Heaven Sword and Dragon Saber” is not expected to contribute significantly to revenues in the fourth quarter.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principals in the United States, or GAAP, this press release presents non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation charge from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation charge has been and will continue to be incurred and is not reflected in the presentation of the non-GAAP financial measures. It should be considered in the overall evaluation of our results. None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charge in our reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating our performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure are set forth at the end of this release.

Conference Call

The Company will host a conference call and live webcast at 8:00pm Eastern Standard Time on Monday, November 21, 2011 (9:00am Beijing time on Tuesday, November 22, 2011).

Dial-in numbers for the live conference call are as follows:

- U.S. Toll Free Number	1-866-519-4004
- International Dial-in Number	+65-6723-9381
- Mainland China Toll Free Number	800-819-0121
- Hong Kong Toll Free Number	80-093-0346
- U.K. Toll Free Number	080-8234-6646
Conference ID: PWRD

A live and archived webcast of the conference call will be available on the Investor Relations section of Perfect World’s website at http://www.pwrd.com.

A telephone replay of the call will be available beginning two hours after the conclusion of the conference call through 11:59pm Eastern Time, November 28, 2011.

Dial-in numbers for the replay are as follows:

- U.S. Toll Free Number	1-866-214-5335
- International Dial-in Number	+61-2-8235-5000
Conference ID: 7973 (PWRD)

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China. Perfect World primarily develops online games based on proprietary game engines and game development platforms. Perfect World’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends. Perfect World’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals,” “Fantasy Zhu Xian,” “Forsaken World,” “Dragon Excalibur,” “Empire of the Immortals” and “Heaven Sword and Dragon Saber;” an online casual game: “Hot Dance Party;” and a number of web games and social networking games. While a substantial portion of the revenues are generated in China, Perfect World operates its games in North America, Europe and Japan through its own subsidiaries. Perfect World’s games have also been licensed to leading game operators in a number of countries and regions in Asia, Latin America, Australia, New Zealand, and the Russian Federation and other Russian speaking territories. Perfect World plans to continue to explore new and innovative business models and remains deeply committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the management’s quotations and “Business Outlook” contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, Perfect World’s limited operating history, its ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of its games and in-game items in China and elsewhere, its ability to protect intellectual property rights, its ability to respond to competitive pressure, its ability to maintain an effective system of internal control over financial reporting, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere. Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. All information provided in this press release and in the attachments is as of November 21, 2011, and Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang — Vice President, Investor Relations & Corporate Communications

Joanne Deng — Investor Relations Manager

Tel: +86-10-5780-5700

Fax: +86-10-5780-5713

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Kathy Li

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: kli@christensenir.com

Teal Willingham

Tel: +86-10-5826-4727

Fax: +86-10-5826-4838

Email: twillingham@christensenir.com

Perfect World Co., Ltd.

Unaudited Consolidated Balance Sheets

	December 31, 2010	September 30, 2011	September 30, 2011
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	1,387,621,178	1,618,776,762	253,806,328
Restricted cash	4,849,614	537,072,285	84,207,006
Short-term investments	390,000,000	384,359,375	60,263,307
Accounts receivable, net	157,617,474	121,353,258	19,026,851
Due from related parties	2,127,500	16,611,340	2,604,475
Prepayment and other assets	83,369,296	90,244,868	14,149,399
Deferred tax assets	9,399,978	7,189,450	1,127,226

Total current assets	2,034,985,040	2,775,607,338	435,184,592

Non current assets
Equity investments	49,378,909	33,829,033	5,304,019
Time deposit	284,568,575	292,576,130	45,872,708
Restricted time deposit	121,721,425	124,718,425	19,554,472
Film and television cost	24,240,561	—	—
Property, equipment, and software, net	306,248,969	1,275,445,033	199,975,703
Construction in progress	911,395,229	5,334,455	836,384
Intangible assets, net	138,464,771	288,864,091	45,290,701
Goodwill	483,624,832	460,561,944	72,211,029
Due from related parties	—	7,625,880	1,195,654
Prepayments and other assets	48,010,649	57,417,245	9,002,390
Deferred tax assets	2,690,344	70,050,298	10,983,114

Total assets	4,405,329,304	5,392,029,872	845,410,766

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	121,600,949	97,201,375	15,240,103
Short-term bank loan	—	565,586,100	88,677,658
Advances from customers	146,203,059	106,370,587	16,677,734
Salary and welfare payable	154,136,724	153,600,169	24,082,811
Taxes payable	27,455,310	31,946,045	5,008,787
Accrued expenses and other liabilities	131,580,683	63,806,532	10,004,160
Due to related parties	4,832,000	279,759	43,863
Deferred revenues	386,274,965	457,215,540	71,686,350
Deferred tax liabilities	47,037,398	113,478,348	17,792,152
Deferred government grants	300,000	856,646	134,313

Total current liabilities	1,019,421,088	1,590,341,101	249,347,931
Deferred revenues	26,320,224	70,523,888	11,057,367
Deferred tax liabilities	—	34,584,955	5,422,539
Other long-term liabilities	—	9,110,068	1,428,358

Total liabilities	1,045,741,312	1,704,560,012	267,256,195

Shareholders’ Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 39,171,195 Class A ordinary shares issued and outstanding, 211,839,885 Class B ordinary shares issued and outstanding as of December 31, 2010; 10,000,000,000 shares authorized, 31,171,195 Class A ordinary shares issued and outstanding, 208,799,165 Class B ordinary shares issued and 198,799,165 Class B ordinary shares outstanding as of September 30, 2011)	199,791	192,693	30,212
Additional paid-in capital	493,089,324	351,299,687	55,079,913
Treasury stock	—	(165,480,364)	(25,945,495)
Statutory reserves	239,264,390	239,264,390	37,514,015
Accumulated other comprehensive loss	(65,956,622)	(67,668,542)	(10,609,680)
Retained earnings	2,582,851,059	3,306,816,188	518,472,278

Total Perfect World Shareholders’ Equity	3,249,447,942	3,664,424,052	574,541,243
Non-controlling interests	110,140,050	23,045,808	3,613,328

Total Shareholders’ Equity	3,359,587,992	3,687,469,860	578,154,571

Total Liabilities and Shareholders’ Equity	4,405,329,304	5,392,029,872	845,410,766

Perfect World Co., Ltd.

Unaudited Consolidated Statements of Operations

	Three months ended
	September 30, 2010	June 30, 2011	September 30, 2011	September 30, 2011
	RMB	RMB	RMB	USD
Revenues
Online game operation revenues	527,058,956	712,140,470	643,240,306	100,852,980
Licensing revenues	48,631,218	61,811,353	55,801,551	8,749,067
Other revenues	3,557,339	5,611,845	9,901,854	1,552,501

Total Revenues	579,247,513	779,563,668	708,943,711	111,154,548
Cost of revenues
Online game related cost	(92,367,125)	(113,683,909)	(121,209,298)	(19,004,280)
Other cost	(28,842)	—	(17,812)	(2,793)

Total cost of revenues	(92,395,967)	(113,683,909)	(121,227,110)	(19,007,073)

Gross profit	486,851,546	665,879,759	587,716,601	92,147,475
Operating expenses
Research and development expenses	(113,816,013)	(160,973,079)	(170,640,162)	(26,754,494)
Sales and marketing expenses	(122,243,683)	(121,441,164)	(146,746,286)	(23,008,198)
General and administrative expenses	(57,328,722)	(63,110,431)	(76,475,913)	(11,990,579)

Total operating expenses	(293,388,418)	(345,524,674)	(393,862,361)	(61,753,271)

Operating profit	193,463,128	320,355,085	193,854,240	30,394,204

Other income / (expenses)
Share of loss from equity investments	(2,405,028)	(480,023)	(485,958)	(76,193)
Interest income	8,088,269	15,398,582	21,618,355	3,389,519
Interest expense	—	—	(2,277,145)	(357,031)
Others, net	857,757	16,013,083	9,624,146	1,508,960

Total other income	6,540,998	30,931,642	28,479,398	4,465,255

Profit before tax	200,004,126	351,286,727	222,333,638	34,859,459
Income tax expense	(17,277,944)	(38,610,452)	(78,769,353)	(12,350,165)

Income from continuing operations, net of tax	182,726,182	312,676,275	143,564,285	22,509,294

Income / (loss) from discontinued operations, net of tax	18,876,469	2,913,169	(1,400,275)	(219,548)

Net Income	201,602,651	315,589,444	142,164,010	22,289,746

Net loss attributable to the non-controlling interests	12,090,414	1,028,058	1,453,584	227,906

Net income attributable to the Company’s shareholders	213,693,065	316,617,502	143,617,594	22,517,652

Net earnings per share, basic
Continuing operations	0.73	1.25	0.60	0.09
Discontinued operations	0.12	0.01	(0.01)	(0.00)

Total earnings per share, basic	0.85	1.26	0.59	0.09

Net earnings per share, diluted
Continuing operations	0.70	1.19	0.58	0.09
Discontinued operations	0.11	0.01	(0.01)	(0.00)

Total earnings per share, diluted	0.81	1.20	0.57	0.09

Net earnings per ADS, basic
Continuing operations	3.67	6.24	2.99	0.46
Discontinued operations	0.60	0.06	(0.03)	(0.00)

Total earnings per share, basic	4.27	6.30	2.96	0.46

Net earnings per ADS, diluted
Continuing operations	3.48	5.92	2.86	0.44
Discontinued operations	0.57	0.06	(0.03)	(0.00)

Total earnings per share, diluted	4.05	5.98	2.83	0.44

Shares used in calculating basic net earnings per share	250,476,431	251,125,364	242,659,663	242,659,663
Shares used in calculating diluted net earnings per share	264,025,135	264,660,034	253,972,573	253,972,573

Amount attributable to the Company’s shareholders:
Income from continuing operations, net of tax	183,695,705	313,553,624	144,967,632	22,729,323
Income / (loss) from discontinued operations, net of tax	29,997,360	3,063,878	(1,350,038)	(211,671)

Net income	213,693,065	316,617,502	143,617,594	22,517,652

Total share-based compensation cost included in:
Cost of revenues	(1,877,096)	(1,674,220)	(1,646,149)	(258,098)
Research and development expenses	(9,215,409)	(12,205,194)	(12,576,220)	(1,971,812)
Sales and marketing expenses	(3,651,450)	(4,105,454)	(3,935,862)	(617,100)
General and administrative expenses	(10,757,280)	(9,700,386)	(9,306,125)	(1,459,098)

Perfect World Co., Ltd.

Reconciliation of GAAP and Non-GAAP Results

	Three months ended
	September 30, 2010	June 30, 2011	September 30, 2011	September 30, 2011
	RMB	RMB	RMB	USD

GAAP operating profit	193,463,128	320,355,085	193,854,240	30,394,204
Share based compensation charge	25,501,235	27,685,254	27,464,356	4,306,108

Non-GAAP operating profit	218,964,363	348,040,339	221,318,596	34,700,312

GAAP net income attributable to the Company’s shareholders	213,693,065	316,617,502	143,617,594	22,517,652
Share based compensation charge	25,501,235	27,685,254	27,464,356	4,306,108

Non-GAAP net income attributable to the Company’s shareholders	239,194,300	344,302,756	171,081,950	26,823,760

GAAP net earnings per ADS
- Basic	4.27	6.30	2.96	0.46
- Diluted	4.05	5.98	2.83	0.44

Non-GAAP net earnings per ADS
- Basic	4.77	6.86	3.53	0.55
- Diluted	4.53	6.50	3.37	0.53

ADSs used in calculating net earnings per ADS
- Basic	50,095,286	50,225,073	48,531,933	48,531,933
- Diluted	52,805,027	52,932,007	50,794,515	50,794,515